UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS,

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: from                      to

Commission file number: 001-15060

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan

677 Washington Boulevard

Stamford, CT 06901

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich, Switzerland

UBS SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public

Accounting Firm

UBS SAVINGS AND INVESTMENT PLAN

December 31, 2012 and 2011

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party-in-Interest Transactions, Loans or Fixed-Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the year ended December 31, 2012 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor’s Rules and Regulations paragraph 2520.103-10 and 103-11.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Board and Savings Plan Committee of the

UBS Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, NY

June 28, 2013

A member firm of Ernst & Young Global Limited

UBS SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
ASSETS
Investment in UBS AG Master Trust, at fair value	$1,485,476,606	$1,323,510,258

Contributions receivable
Employer	29,419,275	31,805,621

Notes receivable from participants	15,560,547	14,651,521

Net assets available for benefits	$1,530,456,428	$1,369,967,400

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS
Investment income from UBS AG Master Trust
Net realized/unrealized appreciation/(depreciation) in the fair value of investments	$137,295,177	$(72,400,610)
Dividend and interest income	27,613,457	25,073,820

Net investment (loss) income	164,908,634	(47,326,790)

Interest income on notes receivable from participants	749,659	824,416
Contributions
Participants	75,623,112	80,880,186
Employer, net	55,425,195	59,314,278

Total contributions	131,048,307	140,194,464

Total additions	296,706,600	93,692,090

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	135,726,754	126,929,628

Net increase/(decrease)/increase prior to transfers	160,979,846	(33,237,538)
Net transfers (to)/from other plans	(490,818)	1,068,315

Net increase/(decrease in net assets available for benefits	160,489,028	(32,169,223)

Net assets available for benefits
Beginning of year	1,369,967,400	1,402,136,623

End of year	$1,530,456,428	$1,369,967,400

The accompanying notes are an integral part of these financial statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan, a defined contribution plan, provides retirement benefits to all eligible employees of UBS United States Operations (Company), which includes UBS Securities LLC, UBS AG, UBS Services LLC, UBS O’Connor LLC, UBS Energy LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., and Prediction Company LLC. Subject to certain exceptions, all full- and part-time employees on the UBS AG U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee (Retirement Board) of the Company. State Street Corporation (the Trustee) is the Plan’s trustee, Aon Hewitt is the Plan’s record-keeper, and Callan Associates serves as the Plan’s investment advisor. At December 31, 2012 and 2011, there were 12,693 and 13,161 Plan participants, respectively.

The Plan’s assets are invested in the UBS AG Master Trust, which, in turn, invests in mutual funds, collective trust, money market funds, a collective short-term investment fund, and the UBS Company Stock Fund (UBS Stock Fund).

The Company provides certain accounting and other administrative services without a charge to the Plan.

For the years ended December 31, 2012 and 2011, all expenses related to the administration of the Plan and all fees paid to the Trustee and third-party service providers were paid with asset-based fees or directly by UBS AG (Plan Sponsor) on behalf of the Plan.

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Master Trust

The UBS AG Master Trust (the Master Trust) was established on September 1, 1996 for the Plan. The Master Trust consists of the Plan and the UBS Pension Plan (Pension Plan). The specific investments of both plans are held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan. The investments held at the Master Trust are accounted for at the plan level since the Plan and Pension Plan have a divided interest in assets held at the Master Trust.

Contributions

Plan participants may elect to contribute, on a pre-tax basis, an amount ranging from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The maximum allowable contribution was $17,000 for 2012 and $16,500 for 2011. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contribution for participants who attained age 50 on or before December 31, 2012 was $22,500 and December 31, 2011 was $22,000. These limits are subject to change in future years to be consistent with Internal Revenue Service (IRS) limitations. The Company contributes an amount (the Company Match), up to 75% of the first 4% of each participant’s eligible annual compensation contributed, and subject to limitations, to each participant’s account.

For new hires as of January 1, 2012, the Retirement Contribution equals a percentage of Total Compensation, from 1.5% to 3.5%, based on years of vesting service earned as of January 1st of the Plan Year. A Retirement Contribution Eligible Participant who was a Retirement Contribution Eligible Participant on December 31, 2011 and is continuously employed by the Company after that date, shall receive a Retirement Contribution equal to 3.5% of eligible compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant’s accounts as soon as administratively possible the following year (see Notes 7a and 7d). The Retirement Contributions, approximately $29,419,300 and $31,805,600 for the years ended December 31, 2012 and 2011, respectively, are reflected as employer contributions receivable on the statements of net assets available for benefits

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Employees hired on or after December 2, 2001 automatically become participants of the Plan and will receive the Retirement Contribution after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 had a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the UBS Pension Plan.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). When the Company Account is funded annually, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the employee manages the two accounts as a single account. Only one asset allocation can be selected for both the Employee Account and the Company Account.

The participant’s Employee Account reflects all contributions made by the participant and the Company Match, in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects the Retirement Contribution for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.

Vesting

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after three years of service, attaining age 65 while being an employee, becoming totally and permanently disabled, or upon death. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the Plan.

Certain individuals whom were transferred into the Plan from the UBS Financial Services Inc. 401(k) Plus Plan became 100% vested in UBS Financial Services Inc.’s matching contributions to their accounts plus earnings thereon after three years of combined service at UBS AG and its affiliates, and 100% vested in those respective companies’ Retirement Contributions to their accounts plus earnings thereon after three years of vesting service at UBS AG and its affiliates.

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested Company Account are used to reduce the Company’s contributions to the Plan. For the years ended December 31, 2012 and 2011, total forfeitures were $2,513,450 and $3,401,006, respectively, and used to reduce Employer Contributions. The remaining balances in the forfeiture account as of December 31, 2012 and December 31, 2011 were $658,444 and $508,736, respectively.

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a cash lump-sum payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

Participant Loans

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance, or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.25% to 11.00%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although the Retirement Board has not expressed such intent, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is part of the Company, affected participants shall become fully vested in their Company Accounts. Any unallocated Plan assets then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will then be distributed in a manner determined by the Company.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan’s specific interest in net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for information about fair value measurements.)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. Additionally, ASU 2011-04 requires additional fair value disclosures. The amendments were applied and are effective for annual periods beginning after December 15, 2011.

NOTE 3 INVESTMENTS

Individual investments within the Plan that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2012	2011
Harding Loevner International Equity Collective Trust, 9,904,394 and 0 shares, respectively	104,590,401	0
GE Asset Management Premier Growth Fund, 7,464,832 and 6,729,991 shares, respectively	78,753,976	59,291,220
Royce and Associates Premier Fund, 4,795,562 and 4,794,646 shares, respectively	92,554,346	89,468,067
T. Rowe Price Personal Strategy Balanced Fund, 5,388,571 and 4,580,316 shares, respectively	112,028,390	85,239,690
T. Rowe Price Personal Strategy Growth Fund, 3,555,376 and 3,124,219 shares, respectively	90,946,512	69,045,241
UBS Multi Asset Portfolio Collective Fund, 53,119 and 56,722 shares, respectively	124,698,842	116,635,052
UBS U.S. Equity Fund, 4,518,616 and 4,868,015 shares, respectively	76,952,022	74,042,514
Vanguard Institutional Index Fund, 2,020,503 and 2,029,573 shares, respectively	$263,736,210	$233,502,393
Vanguard Prime Money Market Fund, 11,716,045 and 11,780,113 shares, respectively	144,842,812	145,483,067

The Master Trust holds the investments of the Plan and the Pension Plan. Each participating retirement plan records transactions at the Plan level; the Plan has an interest in specific assets of the Master Trust. Investment income and expenses are allocated to the Plan based on its share of the Master Trust’s specific assets. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan.

The following table represents the fair value of investments held by the Master Trust on behalf of the Plan as of December 31:

	2012	2011
Investments, at fair value
Mutual funds	$980,950,635	$939,533,462
UBS Stock Fund	50,097,361	41,984,507
Collective short-term investment fund	1,510,674	1,476,639
Collective trust	234,796,110	116,635,052
Money market	218,121,826	223,880,598

Total UBS Savings and Investment Plan Investments Held by the Master Trust	$1,485,476,606	$1,323,510,258

NOTE 3 INVESTMENTS (continued)

The Plan’s specific interests in the identified Master Trust investments were as follows:

	December 31,
	2012 (%)	2011 (%)*
Mutual funds	100.00	86.52
UBS Stock Fund	100.00	100.00
Collective short-term investment fund	53.38	59.82
Collective trust	37.14	34.33
Money market	100.00	100.00

*	In 2011, the following investments of the Pension Plan were categorized as Mutual funds when deriving the 2011 percentages:

•	UBS Capital Efficient U.S. Pension Liability Retired Member

•	UBS U.S. Long Duration Credit

•	UBS Cash Management Prime

•	UBS U.S. Pension Liability Retired Member

The fund category for the above investments of the Pension Plan has been changed to Collective trust effectively for 2012 to derive the investments percentages within the Master Trust.

The following table represents investment income earned by the Plan for the years ended December 31:

	2012	2011
Net realized and unrealized appreciation/ depreciation in fair value of investments
Mutual funds	$101,946,238	$(53,783,941)
UBS Stock Fund	13,502,257	(15,351,208)
Collective trust	21,846,682	(3,265,461)

	137,295,177	(72,400,610)
Interest and dividend income	28,363,116	25,898,236

Total Investment Income	$165,658,293	$(46,502,374)

Plan participants have the following investment options:

Artio International Equity Fund (this fund was removed effective 10/2/2012)—A non-U.S. equity fund with some emerging markets equity exposure. The fund’s manager believes that well-diversified international equity portfolios provide better risk-adjusted returns than overly concentrated portfolios. The fund can invest in companies of all sizes, although it normally prefers larger companies because of the liquidity provided. It also seeks companies with stock prices that do not reflect the value of expected future cash flows. The fund’s benchmark is the MSEI Index.

NOTE 3 INVESTMENTS (continued)

Allianz NFJ International Value Fund (effective 10/2/2012)—This Fund invests in undervalued stocks of dividend-paying companies based in developed markets outside the U.S. as well as in emerging markets. The Fund’s investment managers believe that a diversified portfolio of dividend-paying companies with low relative and absolute valuations will outperform over market cycles. The Fund’s investment managers undertake fundamental research in an effort to identify companies that exhibit high quality characteristics, based on assessment of company fundamentals, including balance sheet analysis, cash flow analysis and earnings and dividend history. The Fund normally holds 40-60 investments. The Fund’s benchmark is the MSCI ACWI ex-US Index.

BlackRock MSCI ACWI ex-US IMI Non-Lendable Fund R (BlackRock ACWI ex-US IMI Index (effective 10/2/2012)—This is a passively managed international equity fund that seeks to match the performance of the MSCI ACWI ex-US IMI Index. The Morgan Stanley All Country World Investable Market Index represents approximately 98% of the global equity opportunity set outside the United States. The ACWI ex-US IMI index defines the non-US equity asset class and covers 22 developed and 22 emerging markets across large, mid and small capitalization equity offerings and thus, provides the broadest international exposure available. This Fund is intended for long-term investors seeking to capture the earnings and growth potential of foreign companies in both developed and emerging countries throughout the world. The Fund’s returns have a very low and acceptable tracking error in relation to the index.

The GE Asset Management Premier Growth Fund—A U.S. large-cap growth equity fund. The fund’s manager invests in high-quality companies with above-market earnings growth prospects and that are trading at attractive valuations. The fund relies on bottom-up fundamental research as the basis for constructing and managing portfolios, and its benchmark is the Russell 1000 Growth Index. This fund requires participants who transfer their amounts out of this fund to wait 30 calendar days before they may transfer amounts back into this fund.

NOTE 3 INVESTMENTS (continued)

Harding Loevner International Equity Fund (effective 10/2/2012)—The Fund invests in companies based in developed markets outside the U.S. as well as in established companies in emerging markets. The Fund’s investment managers believe that a diversified portfolio of high-quality, durable-growth companies purchased at reasonable prices will provide superior investment returns with below-average risk over the long-term. The Fund’s investment managers undertake fundamental research in an effort to identify companies that are well managed, financially sound, fast growing and strongly competitive and whose shares are under-priced relative to their intrinsic value. To reduce its volatility, the Fund is diversified across dimensions of geography, industry, currency and market capitalization. The Fund normally holds 35-75 investments across at least 15 countries. The Fund’s benchmark is the MSCI ACWI ex-US Index.

The Loomis Sayles Global Bond Fund—Seeks high total investment return through a combination of high current income and capital appreciation. The fund invests primarily in investment-grade fixed-income securities worldwide. While deciding what securities to buy and sell, management will consider, among other things, the stability and volatility of a country’s bond markets, the financial strength of the issuer, current interest rates, and expectations regarding general trends in interest rates. This fund offers investors seeking a greater foreign component and decreased exposure to the U.S. interest rate cycle access to the world’s fixed-income markets. The fund’s benchmark is the Salomon World Government Bond Index.

PIMCO Total Return Fund—A core plus bond portfolio that seeks maximum current income and price appreciation with index-like volatility. All sectors of the bond markets are utilized in an effort to add value while maintaining an overall risk level similar to the benchmark. The fund may invest up to 10% in below-investment-grade (high yield) bonds and up to 20% in non-U.S. securities. The fund’s benchmark is the Barclays Aggregate Index.

The Royce and Associates Premier Fund—A U.S. small-cap value equity fund. Royce invests in a diversified portfolio of small-cap and micro-cap stocks in an attempt to take advantage of what it believes are undervalued securities. The fund normally invests at least 80% of its assets in a limited number of equity securities with market capitalization between $500 million and $2.5 billion. Security selection falls into one of four themes: Unrecognized Asset Values, Turnarounds, Undervalued Growth, and Interrupted Earnings. The fund’s benchmark is the Russell 2000 Value Index.

NOTE 3 INVESTMENTS (continued)

The State Street Global Advisors U.S. Bond Index Securities Lending Series Fund—A passively managed bond index fund. Its objective is to match the risk and return characteristics of the Barclays Aggregate Index. The fund’s returns have a very low and acceptable tracking error in relation to the index.

The T. Rowe Price Personal Strategy Balanced Fund—Seeks the highest total return over time, consistent with an emphasis on both capital growth and income. Accordingly, this fund’s asset allocation policy assumes greater investment risk than that associated with the “conservative” fund. This fund’s policy is 60% stocks, 30% bonds, and 10% money market securities.

NOTE 3 INVESTMENTS (continued)

The T. Rowe Price Personal Strategy Growth Fund—Seeks the highest total return over time, consistent with a primary emphasis on capital growth and a secondary emphasis on income. Among the three asset allocation funds, this fund assumes the greatest amount of investment risk since it has the greatest allocation to equity; 80%. The fund typically invests in a diversified portfolio consisting of about 80% stocks and 20% bonds and money market instruments.

The T. Rowe Price Personal Strategy Income Fund—Seeks the highest total return over time, consistent with a primary emphasis on income and a secondary emphasis on capital growth. To reflect the primary emphasis on income, the fund has a relatively conservative asset allocation policy of 40% stocks, 40% bonds, and 20% money market securities.

The Vanguard Institutional Index Fund—Seeks investment results that correspond to the price and yield performance of the S&P 500 Index. The fund uses a passive management strategy designed to track the performance of the S&P Index, which is dominated by the stocks of large U.S. companies. It attempts to replicate the target index by investing all of its assets in stocks that comprise the index.

The Vanguard Prime Money Market Fund—Seeks to provide current income while maintaining liquidity and a stable share price. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities.

The UBS Global Allocation Fund—Seeks to maximize total return, consisting of current income and capital appreciation, by investing in a diversified portfolio of stocks and bonds globally. The fund is similar to the UBS Multi-Asset Portfolio Collective Fund except that it has no exposure to real estate and private equity. Its benchmark is the Global Securities Market Index (a SMI Mutual Fund Index). This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.

NOTE 3 INVESTMENTS (continued)

The UBS Multi Asset Portfolio Collective Fund—Seeks to maximize total U.S. dollar return without assuming unnecessary risks. It is a long-term, value-driven investment option providing diversification across global markets and asset classes. The fund invests in U.S. and international (Global Ex-U.S.) stocks, bonds, as well as real estate and private markets. The fund’s benchmark is the Multiple Markets Index (MMI), which represents a well-diversified global investment portfolio.

The UBS Select Prime Preferred Fund—Rated ‘AAA’ by Standard & Poor’s and Moody’s Investors Service. This fund is a $7.5 billion SEC-registered mutual fund. Its intent is to seek preservation of capital, maintain high liquidity, and produce current income. It invests in a diversified portfolio of high-quality, short-term, U.S.-dollar denominated money market instruments (i.e., Tier 1 securities).

The UBS Stock Fund—Seeks capital appreciation. The fund is invested primarily in UBS AG ordinary shares, and also in such other assets, while awaiting investment in UBS AG shares, as the trustee of the stock fund considers advisable. A small cash reserve is maintained in the UBS Stock Fund to accommodate the flow of money entering and exiting the fund. UBS AG’s shares are traded on the New York, Zurich, and Tokyo Stock Exchanges and the price per share is subject to substantial fluctuation. The trustee of this stock fund may purchase shares from UBS AG (with no commission charge) or on the open market. If purchases are made from UBS AG, the shares will be valued at their closing price on the day that the shares were purchased. The trustee for the UBS Stock Fund is State Street Corporation.

The UBS U.S. Equity Fund—Seeks to maximize total return, consisting of capital appreciation and current income. The fund typically emphasizes large-cap stocks but also may hold mid-cap and small-cap issues. The fund’s benchmark is the Wilshire 5000 Equity Index, a broad-based market index that includes U.S. large, intermediate, and small-cap issues. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.

NOTE 3 INVESTMENTS (continued)

The UBS Global Asset Management U.S. Small Cap Growth Fund—Seeks to generate good long-term returns by investing in companies with strong business franchises that generate rapidly rising earnings, while controlling risk through diversification and attention to reasonable valuations. The fund invests at least 80% of net assets in equity securities of U.S. companies with market caps less than $2.5 billion at the time of purchase. It may invest up to 20% of net assets in foreign securities. The fund’s benchmark is the Russell 2000 Growth Index. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of the purchase date.

The UBS U.S. Bond Fund—Seeks capital appreciation and current income while controlling risk. The fund normally invests at least 65% of assets in U.S. debt securities with initial maturities of more than one year. The majority of these investments are rated ‘BBB’ or higher; the fund may invest a portion of assets in lower-rated debt. The fund’s benchmark is the Salomon Brothers Broad Investment Grade Bond Index, though it may deviate from the weightings in the index based on discrepancies it perceives between current market prices and fundamental values. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date.

UBS Global Asset Management, an indirect wholly owned subsidiary of UBS Americas, is the investment advisor, administrator, and distributor for the above referenced UBS funds that are mutual funds. UBS Global Asset Management earns management fees from these funds. These fees for the mutual funds were paid by the participants; the fees for the collective trust(s) were paid by the Company.

NOTE 4 FAIR VALUE MEASUREMENTS

The Plan values its investments in accordance with ASC 820, Fair Value Measurements and Disclosures.

ASC 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTE 4 FAIR VALUE MEASUREMENTS (continued)

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

NOTE 4 FAIR VALUE MEASUREMENTS (continued)

Collective short-term investment fund: Valued at their outstanding balances, which approximate fair value.

Collective trust: Valued daily at NAV and reported by the asset management company.

Money market accounts: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2012, the Plan’s assets at fair value by level were:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2		Level 3	Total
Mutual funds
U.S. large cap	$419,442,208	$		$	$419,442,208
International	—				—
Bond(a)	132,024,831		27,927,739		159,952,570
U.S. small cap	133,311,904				133,311,904
Lifestyle/Pre-mix	233,379,479				233,379,479
Balanced	34,864,474				34,864,474
Collective trust(b)			234,796,110		234,796,110
Money market(c)			218,121,826		218,121,826
UBS Stock Fund	50,097,361				50,097,361
Collective short-term investment fund(d)			1,510,674		1,510,674

Total investments at fair value	$1,003,120,257		$482,356,349	$	$1,485,476,606

As of December 31, 2011, the Plan’s assets at fair value by level were:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
U.S. large cap	$366,836,128	$—	$—	$366,836,128
International	101,326,958	—	—	101,326,958
Bond(a)	141,585,115	30,127,321	—	171,712,436
U.S. small cap	89,468,099	—	—	89,468,099
Lifestyle/Pre-mix	177,620,860	—	—	177,620,860
Balanced	32,568,981	—	—	32,568,981
Collective trust(b)	—	116,635,052	—	116,635,052
Money market(c)	—	223,880,598	—	223,880,598
UBS Stock Fund	41,984,507	—	—	41,984,507
Collective short-term investment fund(d)	—	1,476,639	—	1,476,639

Total investments at fair value	$951,390,648	$372,119,610	$—	$1,323,510,258

(a)

This category includes intermediate investment grade debt funds that invest primarily in highly rated corporate and government bonds. The objective is to provide a return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.

(b)

This category includes a collective trust that is a balanced fund approach intended to maximize total dollar return. This investment option provides diversification across global markets and asset classes.

(c)

This category includes money market funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(d)

This category includes a collective short-term investment fund (STIF) that is a “money market” type of pooled investment fund, investing in securities such as commercial paper, bank obligations like certificates of deposit and time deposits, and repurchase agreements. The objective is to provide a readily accessible investment vehicle in which participation can commence or terminate on a daily basis.

NOTE 5 RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at quite possible for the value of investment securities to change in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6 RELATED-PARTY TRANSACTIONS

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. As follows:

•	Notes receivable from participants are considered to be party-in-interest transactions

•	Certain funds are sponsored by Global Asset Management, a wholly-owned subsidiary of the Plan Sponsor. Therefore, investments in these funds are considered to be party-in-interest transactions.

•	The Master Trust invests in an investment that is sponsored by State Street, the Trustee, the State Street Global Advisor US Bond Index Securities Lending Series Fund. As such, investments in this fund are considered to be party-in-interest transactions.

•	The Plan invests in the Company’s common stock. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $389,678 from the Company during 2012. During 2011, the Plan did not receive any common stock dividends from the Company.

NOTE 7 PLAN AMENDMENTS

During 2012 and 2011, the Plan was amended as follows:

a.	Effective January 1, 2012, the Plan was amended to replace the phrase “severance from employment” with the defined term “Severance from Employment.” This amendment was required by the IRS in connection with the determination letter dated December 2, 2011.

b.	Effective October 2, 2012, three new funds were added to the investment lineup; Allianz Global Investors Capital NFJ International Value Fund, BlackRock ACWI ex-US IMI Index Non-Lendable Fund to the Plan and Harding Loevner International Growth Equity Fund and the Artio International Equity Fund was removed.

NOTE 7 PLAN AMENDMENTS (continued)

c.	Effective January 1, 2012, the Retirement Contribution equals a percentage of Total Compensation, from 1.5% to 3.5%, based on years of vesting service earned as of January 1 of the Plan Year. Notwithstanding the above, a Retirement Contribution Eligible Participant who was a Retirement Contribution Eligible Participant on December 31, 2011, and is continuously employed by the Company after that date, shall receive a Retirement Contribution equal to 3.5% of his/her Total Compensation for each applicable Plan Year that he/she is so employed and is a Retirement Contribution Eligible Participant.

d.	In December 2011, the Plan was amended to reflect the administration of the Plan with respect to certain provisions of the Worker, Retiree, and Employer Recovery Ace of 2008 (WRERA) related to 2009 required minimum distributions, and incorporate the diversification requirements of Section 401(a)(35) of the Code of 1986, as amended, and the final Treasury Regulations issued thereunder.

e.	Effective September 1, 2011, the Plan was amended (i) to provide a Plan definition of Spouse, Non-Tax Spouse, and Tax Spouse; (ii) to revise the Plan’s definition of Domestic Partner; and (iii) to make certain clarifying changes regarding the treatment of Spouses and Domestic Partners under the Plan.

NOTE 8 INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated December 2, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. An IRS examination is currently in progress for the tax year 2009. Also, the IRS is auditing UBS AG (the Plan Sponsor) regarding the deductibility of the qualified plan expenses for the 2009, 2010 and 2011 tax years. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 9 TRANSFERS

During 2012, 52 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 23 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $490,818.

During 2011, 27 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 15 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer into the Plan in the amount of $1,068,315.

NOTE 10 SUBSEQUENT EVENTS

Effective January 1, 2013, the Plan was amended to provide a three-year cliff vesting requirement for employees hired on or after January 1, 2013 with respect to “Qualified Employer Contributions” and “Employer Contributions” (as those terms are defined in the Savings and Investment Plan).

Effective January 1, 2013, the Plan was amended to provide that the “Qualified Employer Contributions and “Employer Contributions” shall be capped at a per participant maximum of $3,000 per plan year.

Effective January 1, 2013, the Plan was amended to provide that any matching contribution an employee is eligible to receive under the UBS Financial Services Inc. 401(k) Plus Savings Plan for a plan year will count towards the $3,000 limit under the SIP Plan.

Effective January 1, 2013, the Plan was amended to provide that terminated vested participants will have their SIP Plan accounts charged with SIP plan administration fees after one full calendar year of being a terminated employee.

Effective January 1, 2013, the Plan was amended to provide that “Qualified Employer Contributions”, “Employer Contributions” and “Retirement Contributions” (as those are defined in the SIP) for any specific plan year are contingent upon the participant being employed by UBS on the last business day of the year unless the participant during such plan year (a) dies or becomes disabled, (b) terminates employment after attaining age 55 and 10 years of service; (c) transfers employment to a non-participating UBS affiliate and is employed by that UBS affiliate on the last business day of the year, or (d) terminates employment on or after October 1 of such plan year due to (1) Business Sold/Outsourced, (2) Early Retirement (Reorganization), (3) Involuntary Redundancy, (4) Mutual Consent, or (5) Voluntary Redundancy, as such terms are coded in the Company’s human resources personnel database system.

NOTE 10 SUBSEQUENT EVENTS (continued)

Effective January 1, 2013 the Plan was amended to provide that employees that participate in the Plan and the UBS Financial Services Inc. 401(k) Plus Plan in a single calendar year due to transfer or rehire may not receive a Retirement Contribution from the second Plan if their UBS compensation earned while covered by the first UBS plan meets or exceeds the Internal Revenue Code annual compensation limit (i.e., the Retirement Contribution for each plan will be based on the eligible compensation earned while a participant of each plan, up until the combined UBS compensation for the year equals the applicable Internal Revenue Code limit).

Effective January 28, 2013, the name of the Allianz NFJ International Value Fund was changed to AllianzGI NFJ International Value CIT.

SUPPLEMENTAL SCHEDULE

EIN: 98-0186363

Plan #: 002

UBS SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2012

Principal Amount or Number of Shares	Description of Investments	Current Value
63,049	Allianz NFJ International Collective Investment Fund	$1,361,869
349,494	BlackRock IMI Index Non-Lendable Fund	4,144,998
7,464,832	GE Asset Management Premier Growth Fund	78,753,976
9,904,394	Harding Loevner International Equity Collective Fund	104,590,401
1,822,291	Loomis Sayles Global Bond Fund	31,562,073
5,372,907	PIMCO Total Return Fundª	71,773,441
4,795,562	Royce and Associates Premier Fund	92,554,346
1,793,019	State Street Global Advisors U.S. Bond Index Securities Lending Series Fund* ª	27,927,739
5,388,571	T. Rowe Price Personal Strategy Balanced Fund	112,028,390
3,555,376	T. Rowe Price Personal Strategy Growth Fund	90,946,512
1,763,607	T. Rowe Price Personal Strategy Income Fund	30,404,577
3,550,354	UBS Global Allocation Fund*	34,864,474
53,119	UBS Multi Asset Portfolio Collective Fund*	124,698,842
4,458,903	UBS Select Prime Preferred Fund* ª	73,279,014
6,756,310	UBS Stock Fund* ª	50,097,361
4,518,616	UBS U.S. Equity Fund*	76,952,022
2,322,368	UBS U.S. Global Asset Mgmt Small Cap Growth Fund*	40,757,558
3,111,640	UBS U.S. Bond Fund*	28,689,317
2,020,503	Vanguard 500 Institutional Index Fund	263,736,210
11,716,045	Vanguard Prime Money Market Fund ª	144,842,812
1,510,674	Collective short-term investment fund	1,510,674

	Total, excluding participants’ loans	1,485,476,606
	Loans to participants, 0-25 years maturity, 5.25%-11.00%**	15,560,547

		$1,501,037,153

*	Parties-in-interest.
**	0 years maturity—The loan will be paid off in less than 12 months.
ª	Unitized funds, number of units listed.

Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Savings and Investment Plan

By:	/s/ Vincent Raimondi
Vincent Raimondi, Member of the Retirement Board
and Savings Plan Committee

Dated: June 28, 2013